Exhibit 8.1

Purple Biotech Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries as of the date hereof.

Name of Subsidiary	Jurisdiction of Incorporation

Tyrnovo Ltd.(1)	Israel
Kitov USA Inc.(2)	Delaware
FameWave Ltd.	Israel
Purple Biotech GmbH(3)	Switzerland

Notes:

1)	We own approximately 98.47% of the shares of Tyrnovo Ltd.

2)	Kitov USA Inc., established in 2019, is currently inactive.

3)	Purple Biotech GmbH was incorporated in 2021 under the laws of Switzerland to support certain employment and commercial activities in the EU.